UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Bloom Energy Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

093712107
(CUSIP Number)

Seongju Lim, SK ecoplant Co., Ltd. 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, +82-2-3700-9201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	093712107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SK ecoplant Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000,000 shares of Class A Common Stock[1]
	8	SHARED VOTING POWER
13,491,701 shares of Class A Common Stock[1,2]
	9	SOLE DISPOSITIVE POWER
10,000,000 shares of Class A Common Stock[1]
	10	SHARED DISPOSITIVE POWER
13,491,701 shares of Class A Common Stock[1,2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,491,701 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.5%[3]
14	TYPE OF REPORTING PERSON (See Instructions)
CO

[1]	SK ecoplant Co., Ltd.’s (“SK”) beneficial ownership of the Class A Common Stock of Bloom Energy Corporation (the “Issuer”) consists of (i) 10,000,000 shares of Class A Common Stock held of record by SK and (ii) 13,491,701 shares of Class A Common Stock held by Econovation, LLC (“Econovation”), of which SK is the managing member.

[2]	SK and Econovation share voting power over the 13,491,701 shares of the Issuer’s Class A Common Stock as a result of SK being the managing member of Econovation.

[3]	Based on 223,858,870 shares of the Issuer’s Class A Common Stock outstanding as of September 25, 2023.

CUSIP No.	093712107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Econovation, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock
	8	SHARED VOTING POWER
13,491,701 shares of Class A Common Stock[1]
	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
13,491,701 shares of Class A Common Stock[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,491,701 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%[2]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

[1]	SK and Econovation share voting power over the 13,491,701 shares of the Issuer’s Class A Common Stock as a result of SK being the managing member of Econovation.

[2]	Based on 223,858,870 shares of the Issuer’s Class A Common Stock outstanding as of September 25, 2023.

CUSIP No.	093712107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blooming Green Energy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Class A Common Stock[1]
	8	SHARED VOTING POWER
0 shares of Class A Common Stock[1]
	9	SOLE DISPOSITIVE POWER
0 shares of Class A Common Stock[1]
	10	SHARED DISPOSITIVE POWER
0 shares of Class A Common Stock[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

[1]	Blooming Green Energy Limited (the “SPC”) is deemed a member of a group with SK and Econovation with respect to the 13,491,701 shares of the Issuer’s Class A Common Stock held by Econovation; however, because SK is currently the managing member of Econovation, the SPC is not deemed to have voting or dispositive power over the 13,491,701 shares of the Issuer’s Class A Common Stock and is therefore not a beneficial owner of such shares.

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D filed on October 4, 2022, as amended by Amendment No. 1, filed on December 12, 2022, Amendment No. 2, filed on March 14, 2023, Amendment No. 3, filed on March 24, 2023, and Amendment No. 4, filed on April 19, 2023, and is made pursuant to Rule 13d-1(a) of the Act. By way of background and as described in Amendment Nos. 3 and 4:

(i)	On March 24, 2023, SK ecoplant Co., Ltd. (“SK”) paid the price of $310,957,102 for 13,491,701 shares of Series B Redeemable Convertible Preferred Stock (the “RCPS”) of Bloom Energy Corporation (the “Issuer”), and the Issuer issued these shares to Econovation, LLC (“Econovation”), pursuant to the Securities Purchase Agreement, dated as of October 23, 2021, as amended (the “Issuer SPA”) and the Certificate of Designation relating to the RCPS (the “Certificate of Designation”).

(ii)	On April 18, 2023, the Issuer amended the Certificate of Designation (the “COD Amendment”), clarifying the redemption terms therein.

This Amendment discloses the following:

(i)	On September 23, 2023, the RCPS converted into Class A Common Stock of the Issuer, pursuant to the terms of the Certificate of Designation.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended by adding the following prior to the ultimate paragraph therein:

Conversion of RCPS

(a)-(b) On September 23, 2023, 13,491,701 shares of RCPS held by Econovation converted into 13,491,701 shares of Class A Common Stock of the Issuer, in accordance with the terms of the Certificate of Designation, as amended. The aggregate number and percentage of the Class A Common Stock beneficially owned and the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of SK, Econovation, and the SPC, respectively, are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are hereby incorporated by reference. Calculations of the percentage of shares of Class A Common Stock beneficially owned are based on 223,858,870 shares of Class A Common Stock of the Issuer outstanding as of September 25, 2023, based on information received from the Issuer.

(c) Except as set forth in this Schedule 13D/A, neither SK, Econovation, nor the SPC has effected any transactions in the Class A Common Stock of the Issuer in the past 60 days.

(d) Except as described in this Schedule 13D/A, no other person is known by SK, Econovation, or the SPC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of the Issuer beneficially owned by SK or Econovation.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and supplemented by incorporating the information set forth in Item 5 into this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
A	Securities Purchase Agreement, dated October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).
B	Side Letter, dated August 16, 2022, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).
C	Amendment to Side Letter, dated December 6, 2022, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).
D	Early Close Agreement, dated February 27, 2023, by and among Bloom Energy Corporation, SK ecoplant Co., Ltd. and Econovation, LLC (incorporated by reference, filed with the SEC with Amendment No. 2 on March 14, 2023).
E	Securities Purchase Agreement, dated March 9, 2023, by and among Econovation, LLC, SK ecoplant Co., Ltd., Blooming Green Energy Limited and ESG Blooming Private Equity Fund (incorporated by reference, filed with the SEC with Amendment No. 2 on March 14, 2023).
F	Amendments to Securities Purchase Agreement and Investor Agreement, dated March 20, 2023, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).
G	Certificate of Designation of Series B Redeemable Convertible Preferred Stock, dated March 20, 2023, by Bloom Energy Corporation (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).
H	Contribution Agreement, dated March 23, 2023, by and between SK ecoplant Co., Ltd. and Econovation, LLC (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).
I	Amended and Restated Securities Purchase Agreement, dated March 24, 2023, by and among Econovation, LLC, SK ecoplant Co., Ltd., Blooming Green Energy Limited and ESG Blooming Private Equity Fund (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).
J	Amended and Restated Limited Liability Company Agreement, dated March 24, 2023, by and between SK ecoplant Co., Ltd. and Blooming Green Energy Limited (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).
K	Members Agreement, dated March 24, 2023, by and among SK ecoplant Co., Ltd., Blooming Green Energy Limited and Econovation, LLC (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).
L	Shareholder’s Loan Agreement, dated March 20, 2023, by and between SK ecoplant Co., Ltd. and Bloom Energy Corporation (incorporated by reference, filed with the SEC with Amendment No. 3 on March 24, 2023).
M	Certificate of Amendment to the Certificate of Designation of Series B Redeemable Convertible Preferred Stock, dated April 18, 2023, by Bloom Energy Corporation (incorporated by reference, filed with the SEC with Amendment No. 4 on April 19, 2023).
N	Amendment No. 1 to the Amended and Restated Securities Purchase Agreement, dated April 14, 2023, by and among Econovation, LLC, SK ecoplant Co., Ltd., Blooming Green Energy Limited and ESG Blooming Private Equity Fund (incorporated by reference, filed with the SEC with Amendment No. 4 on April 19, 2023).
O	Investor Agreement, dated December 29, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).
P	Joint Venture Agreement, dated September 24, 2019, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).
Q	Amendment to the Joint Venture Agreement, dated October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).
R	Amended and Restated Preferred Distributor Agreement, dated October 23, 2021, by and between Bloom Energy Corporation, Bloom SK Fuel Cell, LLC and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).
S	Commercial Collaboration Agreement, dated October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).
T	K-Sure Overseas Investment Insurance (Investment Financing) Facility, dated December 12, 2021, by and between SK ecoplant Co., Ltd., as Borrower, and BNP Paribas, as Lender, Mandated Lead Arranger and Bookrunner (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).
U	The Overseas Investment Insurance (Investment Financing) Policy, dated December 21, 2021, by and among BNP Paribas Facility, SK, BNP Paribas and the Korea Trade Insurance Corporation (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).
V	Loan (Credit) Transaction Agreement, dated November 2021, by and between SK and The Export-Import Bank of Korea (incorporated by reference, filed with the SEC with Amendment No. 1 on December 12, 2022).
W	Joint Filing Agreement, dated March 10, 2023, by and among SK ecoplant Co., Ltd., Econovation, LLC and Blooming Green Energy Limited (incorporated by reference, filed with the SEC with Amendment No. 2 on March 14, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2023

SK ecoplant Co., Ltd.

By:	/s/ Wangjae (Justin) Lee
	Name:	Wangjae (Justin) Lee
	Title:	Managing Director of Eco Energy BU

Econovation, LLC

By:	/s/ Seongjun Bae
	Name:	Seongjun Bae
	Title:	Representative

Blooming Green Energy Limited

By:	/s/ Jucheol Kim
	Name:	Jucheol Kim
	Title:	Director

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below is the name and present principal occupation or employment of each director and executive officer of SK ecoplant Co., Ltd. The business address of each of the directors and executive officers is 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, Korea. Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
Lee Seung Ho	Outside Director of SK ecoplant Co., Ltd. and Director of Daekyo, an educational institution located at 23 Boramae-ro 3-gil, Gwanak-gu, Seoul
Kim Yoon Mo	Outside Director and Vice Chairman of Nautic Investment, an investment company located at 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul
Kim Jong Ho	Outside Director and Advisor of Shinhan Accounting Corporation, an accounting company located at 8 Uisadang-daero, Yeongdeungpo-gu, Seoul
Park Sun Kyu	Outside Director and professor of Sungkyunkwan University, 25-2 Seonggyungwan-ro, Jongno-gu, Seoul
Lee Sung Hyung	Non-standing Director and Chief Financial Officer of SK, Inc., located at 26, Jong-ro, Jongno-gu, Seoul
Park Kyung Il	Director and Chief Executive Officer of SK ecoplant Co., Ltd.
Jo Sung Ok	Chief Financial Officer of SK ecoplant Co., Ltd.
Lee Mi Ra	Chief Human Resources Officer of GE Korea
SK Inc.	Controlling shareholder of SK ecoplant Co., Ltd.
Tae-won Chey	Chairman and CEO of SK Inc.
Dong Hyun Jang	Vice Chairman and CEO of SK Inc.
Dae Sik Cho	Director of SK Inc.
Jae Ho Yeom	Independent Director of SK Inc.
Chan Keun Lee	Independent Director of SK Inc.
Byoung Ho Kim	Independent Director of SK Inc.
Yong Suk Jang	Independent Director of SK Inc.
Seon Hee Kim	Independent Director of SK Inc.

Set forth below is the name and present principal occupation or employment of each member and officer of Econovation, LLC. The business address of each of the members and officers is 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, Korea. Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
SK ecoplant Co., Ltd.	Managing Member of Econovation, LLC (The executive officers and directors of SK ecoplant Co., Ltd. and its controlling entity, SK Inc., are listed above.)
Seongjun Bae	Representative of Econovation, LLC
Yumi Park	Manager of Econovation, LLC

Set forth below is the name and present principal occupation or employment of each controlling person and/or entity, member and officer of Blooming Green Energy Limited. The business address of each of the members and officers is 31, Gukjegeumyung-ro (Yeouido-dong, SK Securities Building), Yeongdeungpo-gu, Seoul, Korea . Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
Jucheol Kim	Director of Blooming Green Energy Limited
ESG Blooming Private Equity Fund	Largest and sole shareholder of Blooming Green Energy Limited
SKS Private Equity Co., Ltd.	General Partner of ESG Blooming Private Equity Fund
Si Hwa Yoo	Representative of SKS Private Equity Co., Ltd.